Exhibit 15.2

Tantech Holdings Ltd. Announces Full Year 2015 Financial Results

LISHUI, China, April 29, 2016 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ:TANH), ("Tantech" or the "Company"), a leading manufacturer of bamboo-based charcoal products, today announced its financial results for the fiscal year ended December 31, 2015.

Full Year 2015 Financial Highlights

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2015	2014	% Change
Revenues	$58.8	$65.5	-10.2%
Consumer product	$43.2	$53.1	-18.5%
Trading	$3.6	$3.0	19.4%
Energy	$12.0	$9.4	27.3%
Gross profit	$16.9	$20.6	-18.2%
Gross margin	28.7%	31.5%	-2.8%
Operating margin	17.4%	26.2%	-8.8%
Net income attributable to stockholders	$8.4	$14.0	-39.6%
Basic/ Diluted earnings per share	$0.40	$0.33	19.0%

•	Total revenues decreased by 10.2% to $58.8 million mainly due to weakness in consume products segment which was partially offset by growth from trading and energy segments.

•	Revenues for energy segment increased by 27.3% to $12.0 million, or 20.4% of total revenues, mainly due to strong EDLC carbon sales which increased by 31.9% to $11.4 million.

•	Net income attributable to stockholders was $8.4 million, or $0.40 per share, compared to $14.0 million, or $0.33 per share for the same period of last year.

Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, commented, "2015 marks our total revenues decreasing by 10.2% to $58.8 million as economic headwinds took a toll on our consumer products business that declined by 18.5% year-over-year. However, our energy business, primarily comprised of EDLC carbon, remained a bright spot of our businesses with sales growing by 27.3% to $12.0 million in 2015.  Our trading business also grew at a healthy clip, up by 19.4% to $3.6 million in 2015."

Mr. Wang continued, "While the economic headwinds facing our consumer products business are likely to continue in the near future, we are very excited about the long-term prospects of the Company as we focus on the research and development of batteries, powertrain and take strategic initiatives to expand into new segments such as specialty new energy vehicles.  Barring any unforeseen issues, we expect to complete the acquisition of Suzhou E Motors Co., Ltd. in the near future. The recent establishment of Tantech New Energy Vehicle Institute was another step taken by us to fulfill the aspiration to transform the Company into a vertically integrated player across the specialty new energy vehicle value chain. We look forward to an exciting year for Tantech in 2016."

Full Year 2015 Financial Results

Revenues

Total revenues decreased by $6.7 million, or 10.2%, to $58.8 million for the twelve months ended December 31, 2015 from $65.5 million for the same period of last year. The decrease was primarily attributable to the decreased sales from the consumer product segment and partially offset by increased sales from the trading and energy segments.

	For the Twelve Months Ended December 31,
	2015			2014
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Consumer product	43,235	14,616	33.8%	53,052	18,227	34.4%
Trading	3,579	116	3.2%	2,999	63	2.1%
Energy	12,015	2,150	17.9%	9,442	2,350	24.9%
Total	58,830	16,882	28.7%	65,493	20,640	31.5%

Revenues for consumer product segment decreased by $9.9 million, or 18.5%, to $43.2 million for the twelve months ended December 31, 2015 from $53.1 million for the same period of last year. The decrease was primarily attributable to decreased sales of barbecue charcoal for domestic market, deodorizer and bamboo vinegar. In particular, revenues from barbecue charcoal for domestic market decreased by $4.9 million in 2015 primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The sales of bamboo vinegar also decreased in 2015 due to weak demand. We sold 4.4 million pieces of air purification products and 7.7 million pieces of deodorization products for the twelve months ended December 31, 2015, compared to 4.9 million and 7.9 million pieces, respectively, for the same period of last year. The average selling prices of air purification increased by 11.9% while the average selling price of deodorizer decreased by 6.7% for the twelve months ended December 31, 2015 compared to the same period of last year.

Revenues for trading segment increased by $0.6 million, or 19.4%, to $3.6 million for the twelve months ended December 31, 2015 from $3.0 million for the same period of last year.  This increase was related to one of our major customers.

Revenues for energy segment increased by $2.6 million, or 27.3%, to $12.0 million for the twelve months ended December 31, 2015 from $9.4 million for the same period of last year. The increase was primarily attributable to increased sales of EDLC carbon for the twelve months ended December 31, 2015. We sold 367 tons of EDLC carbon for the twelve months ended December 31, 2015, compared to 280 tons for the same period of last year. The average selling price of EDLC carbon also increased slightly to $31,028 per ton for the twelve months ended December 31, 2015 from $30,860 per ton for the same period of last year.

Cost of revenues

Total cost of revenues decreased by $2.9 million, or 6.5%, to $41.9 million for the twelve months ended December 31, 2015 from $44.9 million for the same period of last year.  As a percentage of revenues, the cost of revenue increased by 2.8 percentage points to 71.3% for the twelve months ended December 31, 2015 from 68.5% for the same period of last year. The increase in cost of revenues as a percentage of revenues in 2015 was primarily attributable to the increased material costs of air purification and deodorizer products. In addition, cost of revenues in our energy segment increased 39.1% compared to 2014 due to higher purchasing price of bamboo charcoal used in our production of consumer products and EDLC carbon in 2015.

Gross profit

Total gross profit decreased by $3.8 million, or 18.2%, to $16.9 million for the twelve months ended December 31, 2015 from $20.6 million for the same period of last year. Gross margin was 28.7% for the twelve months ended December 31, 2015, compared to 31.5% for the same period of last year. On a segment basis, gross margins for consumer product, trading, and energy were 33.8%, 3.2%, and 17.9%, respectively, for the twelve months ended December 31, 2015, compared to 34.4%, 2.1%, and 24.9%, respectively, for the same period of last year.

Operating expenses

Selling expenses decreased by $0.2 million, or 20.5%, to $0.9 million for the twelve months ended December 31, 2015 from $1.1 million for the same period of last year.  As a percentage of revenues, selling expenses decreased to 1.5% of revenues for the twelve months ended December 31, 2015, as compared to 1.7% for the same period of last year. The decrease was primarily attributable to lower promotion expenses, export expenses and shipping & handling expenses for the twelve months ended December 31, 2015 as compared to the same period of last year.

General and administrative expenses increased by $3.1 million, or 188.2%, to $4.7 million for the twelve months ended December 31, 2015 from $1.6 million for the same period of last year. As a percentage of revenues, general and administrative expenses was 8.0% for the twelve months ended December 31, 2015 as compared to 2.5% for the same period of last year.  The increase was primarily attributable to an increase in bad expenses related to accounts receivable of $2.3 million and an increase in professional fees related to being a public company of $0.9 million.

Research and development expenses increased by $0.3 million, or 45.4%, to $1.1 million for the twelve months ended December 31, 2015 from $0.7 million for the same period of last year. The increase was attributable to the expenditure of $0.5 million related to our sponsored R&D project in 2015.

Total operating expenses increased by $3.2 million, or 92.4%, to $6.7 million for the twelve months ended December 31, 2015 from $3.5 million for the same period of last year, mainly due to increase in general and administrative expenses as afore mentioned.

Operating income

Operating income decreased by $7.0 million, or 40.5%, to $10.2 million for the twelve months ended December 31, 2015 from $17.2 million for the same period of last year. Operating margin was 17.4% for the twelve months ended December 31, 2015, compared to 26.2% for the same period of last year.

Other income and expenses

Total other income was $1.1 million for the twelve months ended December 31, 2015, compared to $0.4 million for the same period of last year. The Company paid interest expense of $0.4 million while received interest income, government subsidy income, and other income of $0.1 million, $0.3 million, and $1.1 million, respectively, for the twelve months ended December 31, 2015. The $1.1 million other income was related to the consulting fee that we charged to a third party for using our patents. As a comparison, the Company paid interest expense of $0.5 million while received interest income, government subsidy income, and other income of $0.2 million, $0.1 million, and $0.7 million, respectively, for the same period of last year.

Income before income taxes

Our income before income taxes decreased by $6.3 million, or 35.7%, to $11.3 million for the twelve months ended December 31, 2015 from $17.6 million for the same period of last year. The decrease was primarily attributable to a decrease of $3.8 million in gross profit and an increase of $3.2 million in operating expense in 2015 compared to 2014.

Provision for income taxes

Our provision for income taxes was $2.4 million for the twelve months ended December 31, 2015, a decrease of $0.5 million, or 16.7%, from $2.8 million for the same period of last year.

Net income

Net income decreased by $5.8 million, or 39.3%, to $8.9 million for the twelve months ended December 31, 2015 from $14.7 million for the same period of last year. After deduction for non-controlling interest, net income attributable to common stockholders was $8.4 million, or $0.40 per basic/ diluted share, for the twelve months ended December 31, 2015, compared to $14.0 million, or $0.33 per basic/ diluted share, for the same period of last year.

Balance Sheet and Cash Flow

As of December 31, 2015, the Company had cash and cash equivalents of $6.3 million, working capital of $49.7 million and stockholders' equity of $69.6 million, compared to $0.4 million, $43.5 million, and $59.3 million, respectively, at the end of 2014. Net cash provided by operating activities was $4.5 million for the twelve months ended December 31, 2015, compared to $2.5 million for the same period of last year. Net cash used in investing activities was $7.2 million for the twelve months ended December 31, 2015, compared to net cash provided by investing activities of $0.5 million for the same period of last year. The increase in net cash used in investing activities was primarily attributable to a deposit of $8.0 million made to Suzhou E Motors for pending acquisition.  Net cash provided by financing activities was $8.8 million for the twelve months ended December 31, 2015, compared to net cash used in financing activities of $4.2 million for the same period of last year. The Company received net proceeds of $5.7 million through an initial public offering of its common stock on the Nasdaq Capital Market in 2015.

Recent Updates

On April 15, 2016, Mr.  Zhengyu Wang, the Company's Chairman and Chief Executive Officer, was elected as vice chair of The New Energy Vehicle Alliance of Zhejiang Province (the "Alliance"), a self-regulatory organization comprised of representatives from leading automakers, components and parts suppliers, governmental agencies, research institutes, and advocacy groups in the new energy vehicle value chain in Zhejiang Province. During the inaugural ceremony, Mr. Wang also signed cooperation agreement with governmental officials of Binjiang District, Hangzhou City to formally launch Tantech New Energy Vehicle Institute, a wholly-owned subsidiary of the Company to lead its efforts in advancing technology along the new energy vehicle value chain.

On March 1, 2016, the Company completed an $8.0 million private placement of its common stock with the issuance of 1,693,000 shares at $4.70 per share.

On January 27, 2016, the Company entered into a framework agreement (the "Framework Agreement") to acquire 100% equity interest in Suzhou E Motors Co., Ltd. ("Suzhou E Motors"), a specialty electric vehicles ("EVs") manufacturer based in Zhangjiagang City, Jiangsu Province. The closing of the Transaction shall be subject to the terms and conditions set forth in a definitive agreement to be negotiated between the Company and the shareholders of Suzhou E Motors, including Dr. Henglong Chen and Zhangjiagang Light Commercial Vehicles Co., Ltd. who collectively own 100% of the equity interest in Suzhou E Motors. Dr. Henglong Chen is also the controlling shareholder of Zhangjiagang Light Commercial Vehicles Co., Ltd.

On November 15, 2015, Mr.  Zhengyu Wang, the Company's Chairman and Chief Executive Officer, delivered a keynote address that highlighted his optimistic view on the outlook for China's new energy vehicle market and Tantech's vision of becoming a significant player in power batteries in coming years at the 2015 Zhejiang Province New Energy Vehicle Forum. Also announced at the Forum was the establishment of Zhejiang Province New Energy Vehicle Institute (the "Institute"), a think tank aimed at broader collaboration among policy makers, industry, researchers and supporting agencies in finding and implementing practical solutions to the challenges of the new energy vehicle industry in Zhejiang Province. Tantech, Geely Automobile Holdings Ltd., ZOTYE International Automobile Trading Co., Ltd., and Zhejiang Asia-Pacific Mechanical & Electronic Co. Ltd. were among the initial sponsors of the Institute.

On November 3, 2015, the Company announced that it has established a wholly-owned subsidiary, Zhejiang Babiku Charcoal Co., Ltd. ("Babiku"), a PRC company with registered capital of RMB10 million, to manage its BBQ products business. The Company is in the process of transferring its self-produced BBQ products business, currently managed by Zhejiang Tantech Energy Technology Co., Ltd. ("Energy Tech"), a wholly owned subsidiary, to Babiku.

On August 10, 2015, the Company announced that it has entered into a strategic cooperation agreement (the "Agreement") with Zhejiang EGE Battery Manufacturing Co., Ltd. ("EGE") to jointly develop, market, and sell carbon based aluminum batteries (the "Battery"). The Battery, using Tantech's Electric Double-Layer Capacitor ("EDLC") carbon material for the cathode, is expected to offer a safe, easy-charging, long-lasting and eco-friendly alternative to many commercial batteries in wide use today.

On June 1, 2015, the Company opened a new R&D Center in Lishui, Zhejiang Province and introduced three distinguished researchers to lead the Center's effort in developing new capacitor batteries.

On April 27, 2015, the Company rang the opening bell at the Nasdaq Stock Market in Time Square to celebrate the completion of Tantech's IPO on March 24, 2015.

On March 24, 2015, the Company announced the pricing of its initial public offering of 3.2 million ordinary shares, with Tantech and a selling shareholder selling 1.6 million shares each, at price of $4.00 per share. The Company's ordinary shares commenced trading on the NASDAQ Capital Market on March 24, 2015 under the ticker symbol "TANH". As a result, the Company has raised $5.7 million in net proceeds through the IPO. ViewTrade Securities, Inc. acted as sole book-running manager for the IPO.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Weitian Investor Relations
Ms. Tina Xiao
+1-917-609-0333
tanh@weitian-ir.com

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2015	2014
Assets
Current Assets
Cash and cash equivalents	$6,273,389	$415,275
Restricted cash	-	3,583,800
Accounts receivable, net	40,484,871	43,567,769
Inventories, net	1,097,048	1,339,302
Advances to suppliers, net	15,597,108	10,634,280
Other receivables, net	230,834	68,778
Deferred tax assets	-	140,226
Total current assets	63,683,250	59,749,430

Property, plant and equipment, net	11,118,635	12,802,932

Other Assets
Deferred tax assets	-	26,109
Intangible assets, net	2,102,507	2,422,421
Deposit for asset acquisiton	2,465,600	3,707,702
Deposit for business acquisition	7,705,000	-
Total Assets	$87,074,992	$78,708,594

Liabilities and Equity
Current Liabilities
Short-term bank loans	$8,444,680	$2,117,700
Bankers acceptance notes payable	-	7,167,600
Accounts payable	3,072,368	3,741,193
Customer deposits	606,029	562,995
Taxes payable	804,270	2,272,106
Accrued liabilities and other payable	1,058,160	370,211
Total current liabilities	13,985,507	16,231,805

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
21,600,000 and 20,000,000 shares issued and outstanding at
December 31,2015 and 2014	21,600	20,000
Additional paid-in capital	15,134,752	9,473,230
Statutory reserves	6,401,235	5,377,637
Retained earnings	48,350,456	40,935,229
Accumulated other comprehensive income (loss)	(262,900)	3,515,420
Total Stockholders' Equity	69,645,143	59,321,516
Noncontrolling interest	3,444,342	3,155,273
Total Equity	73,089,485	62,476,789
Total Liabilities and Equity	$87,074,992	$78,708,594

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(In US Dollars)

	For the Years Ended December 31,
	2015	2014

Revenues	$58,829,900	$65,493,106

Cost of revenues	41,947,684	44,852,994

Gross Profit	16,882,216	20,640,112

Operating expenses
Selling expenses	859,200	1,081,446
General and administrative expenses	4,723,707	1,639,288
Research and development expenses	1,084,867	745,636
Total operating expenses	6,667,774	3,466,370

Income from operations	10,214,442	17,173,742

Other income (expenses)
Interest income	82,712	162,378
Interest expense	(412,358)	(547,584)
Government subsidy income	326,018	62,137
Other income, net	1,093,654	720,700
Total other income	1,090,026	397,631

Income before income taxes	11,304,468	17,571,373

Provision for income taxes	2,377,715	2,854,489

Net income	8,926,753	14,716,884

Net income attributable to the noncontrolling interest	(487,928)	(735,844)

Net income attributable to common stockholders	$8,438,825	$13,981,040

Net income	8,926,753	14,716,884
Other comprehensive income:
Foreign currency translation losses	(3,977,179)	(184,951)

Comprehensive income	4,949,574	14,531,933

Less: Comprehensive income attributable to
noncontrolling interest	(289,069)	(726,596)

Comprehensive income attributable to common stockholders	$4,660,505	$13,805,337

Earnings Per share -Basic and Diluted	$0.40	$0.33

Weighted Average Shares Outstanding - Basic and diluted	21,240,548	41,890,411

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2015	2014
Cash flows from operating activities

Net income	$8,926,753	$14,716,884
Adjustments to reconcile net income to net cash
Provided by (used in) operating activities:
Changes in allowances - accounts receivable	972,642	(1,343,977)
Changes in allowances - advance to suppliers	(8,547)	194,705
Changes in allowances - loan to third parties	-	(27,689)
Changes in inventory reserve	156,775	(43,450)
Depreciation expense	1,244,154	1,290,857
Deferred income tax provision	163,987	329,588
Amortization of intangible asset	197,026	216,086
Loss from disposal of property, plant and equipment	-	9,102
Changes in operating assets and liabilities:
Accounts receivable	(212,550)	(13,868,300)
Advances to suppliers	(5,762,321)	515,168
Inventory	20,295	42,444
Other receivables	(49,507)	50,759
Accounts payable	(486,409)	602,059
Customer deposits	76,546	(638,556)
Taxes payable	(1,516,651)	431,467
Accrued liabilities and other payables	728,339	(16,785)
Net cash provided by operating activities	4,450,532	2,460,362

Cash flows from investing activities
Additions to property, plant and equipment	(242,552)	(1,594,404)
Proceeds from disposal of property, plant and equipment	32,940	9,767
Loans to third parties	-	1,753,248
Changes in deposit for asset acquisiton	1,085,752	364,552
Deposit for business acquisiton	(8,030,000)	-
Net cash provided by (used in) investing activities	(7,153,860)	533,163

Cash flows from financing activities
Changes in restricted cash	3,533,200	-
Repayment of loans from third party	-	(38,899)
Borrowings from Bankers acceptance notes payable	2,248,400	14,325,520
Repayments of Bankers acceptance notes payable	(9,314,800)	(14,325,520)
Borrowings from bank loans	12,012,880	2,189,526
Repayments of bank loans	(5,299,800)	(6,259,276)
Repayments of loans from related parties	-	(119,436)
Net proceeds from stock issurance	5,663,122	-
Net cash provided by (used in) financing activities	8,843,002	(4,228,085)

Effect of exchange rate changes on cash and cash equivalents	(281,560)	(9,224)

Net increase (decrease) in cash and cash equivalents	5,858,114	(1,243,784)

Cash and cash equivalents, beginning of year	415,275	1,659,059

Cash and cash equivalents, end of year	$6,273,389	$415,275

Supplemental disclosure information:
Income taxes paid	$2,892,808	$2,245,586
Interest paid	$411,805	$534,230